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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

Syntel Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
87162H103
(CUSIP Number)
Daniel M. Moore, Chief Administrative Officer
Syntel, Inc.
525 East Big Beaver Road, Suite 300
Troy, MI 48083
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 14, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	87162H103

1	NAMES OF REPORTING PERSONS: Neerja Sethi

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		10,309,158

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		150,000*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		10,309,158

WITH	10	SHARED DISPOSITIVE POWER:

150,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

10,459,158*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

25.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
     • - The common stock with respect to which Ms. Sethi shares voting and dispositive power includes (i) 75,000 shares held by the BD Trust dated May 17, 1997 III (“Trust III”), and (ii) 75,000 shares held by the BD Trust dated May 17, 1997 IV (“Trust IV”), over each of which Ms. Sethi acts as co-trustee. Ms. Sethi disclaims beneficial ownership of the 150,000 shares held by such trusts, as well as 7,000 shares held by various educational trusts for which Ms. Sethi is the sole trustee.

Item 5. Interest in Securities of the Issuer
Signatures

     This Amendment No. 3 amends the Schedule 13D filed with the Securities and Exchange Commission on January 7, 2005, as amended by Amendment No. 1 filed on February 14, 2005, and further amended by Amendment No. 2 filed on January 9, 2006, on behalf of Neerja Sethi (the “Schedule 13D”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.
Item 5. Interest in Securities of the Issuer
     Item 5 is hereby amended and restated as follows:
(a) As of the date of this Amendment No. 3, Ms. Sethi is deemed to beneficially own an aggregate of 10,459,158 shares of Common Stock, which represents approximately 25.6% of the outstanding shares of Common Stock, based on the number of shares of Common Stock outstanding on October 31, 2005 as reported in Syntel’s most recently available Quarterly Report on Form 10-Q. Ms. Sethi disclaims beneficial ownership of an aggregate of 150,000 shares held by the various trusts for which Ms. Sethi acts as co-trustee, as well as 7,000 shares held by various educational trusts for which Ms. Sethi is the sole trustee.
(b) Ms. Sethi has sole power to vote, direct the vote, dispose or to direct the disposition over 10,309,158 shares of Common Stock, and shared power to vote, direct the vote, dispose or to direct the disposition over 150,000 shares of Common Stock. Ms. Sethi shares such power to vote, direct the vote, dispose or to direct the disposition with Mr. Parashar Ranade, as co-trustees of the Trust III and the Trust IV. Mr. Ranade’s business address is c/o Syntel, Inc., 701 Brickell Ave., Suite 870, Miami, Florida 33131. Mr. Ranade is an analyst for HIG Capital, a private equity firm located at 1001 Brickell Bay Dr., Miami, FL 33131. During the past five years, Mr. Ranade has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Ranade is a citizen of the United States of America.
(c) On February 14, 2006, the BD Trust Agreement dated December 27, 2004 (“Trust VII”) and the NS Trust Agreement dated December 27, 2004 (“Trust VIII”) terminated in accordance with their terms. Ms. Sethi served as co-trustee of the Trust VII and was therefore deemed to have beneficial ownership of the 12,467,750 shares of Common Stock held by the trust. Mr. Ranade and Ms. Sethi, as the co-trustees of the trust, distributed the remaining principle and income, including the 12,467,750 shares of Common Stock, to Mr. Desai as the beneficiary of the trust. As a result, Ms. Sethi is no longer deemed to have beneficial ownership of the 12,467,750 shares. In addition, the co-trustees of the Trust VIII distributed the remaining principle and income, including the 10,302,158 shares of Common Stock to Ms. Sethi as the beneficiary of the trust. As a result, Ms. Sethi has sole voting and dispositive power over the 10,302,158 shares, which has been reflected in the response to Item 5(b) above.
(d) Not applicable.
(e) Not applicable.

Signatures
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true complete and correct.

Dated: February 15, 2006	/s/ Neerja Sethi
Neerja Sethi